Exhibit 99.2

SR TELECOM INC.
THIS PROXY IS SOLICITED BY THE MANAGEMENT OF SR TELECOM INC.
FOR THE ANNUAL MEETING OF COMMON SHAREHOLDERS
OF MAY 12, 2004

The undersigned shareholder of SR Telecom Inc. (hereinafter called the Corporation) hereby appoints Paul A. Dickie (Chairman of the Board), or failing him, Pierre St-Arnaud (Chief Executive Officer)
or (*)  ...
as proxy for the undersigned, with full power of substitution, to be present, to vote and to act for and on behalf of the undersigned at the Annual Meeting of Common Shareholders of the Corporation to be held at the Holiday Inn, Montreal Midtown, Ambassador C Room, 420 Sherbrooke Street West, Montreal, Quebec, on May 12, 2004 at 10:00 a.m., local time, and at any reconvened meeting in the event of an adjournment, and to exercise thereat all the powers which the undersigned could exercise if present, and with the authority to vote in his full discretion, unless other instructions are contained herein.

The undersigned specifically instructs the proxyholder to vote as indicated below:

a)	VOTE FOR ☐ or WITHHOLD FROM VOTING FOR ☐ the election of directors proposed by management in the accompanying management proxy circular;

b)	VOTE FOR ☐ or WITHHOLD FROM VOTING FOR ☐ the appointment of the auditors and the authorization of the Board of Directors to fix their remuneration.

The shares represented by this proxy shall be voted according to the instructions given herein and, failing such instructions, will be voted FOR of all resolutions and actions proposed herein.

DISCRETIONARY AUTHORITY IS HEREBY CONFERRED with respect to any amendments or variations to matters identified in the notice of meeting or other matters that may properly come before the meeting. Management is not aware of any such amendments, variations or other matters to be presented at the meeting.

This proxy will only become effective if it is signed by the shareholder in the space provided on this form.

(*)   The shareholder is entitled to appoint a person other than the above designated persons for the purposes of being present, voting and acting on behalf of the shareholder, at the meeting and may exercise this right by striking out the names of the designated persons and inserting the name of such other person in the space provided therefor.

(Your signature must conform with the name of the shareholder shown below, in which name the shares are recorded. If signing for a corporation or a trust, title or capacity must be shown. In the event that this proxy does not bear any date in the space provided therefor, it will be deemed dated as of the date it was mailed to the shareholder.)

Reference is made to the enclosed Management Proxy Circular.

Dated:	, 2004

Signature